UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Newcastle Investment Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

65105M108
(CUSIP Number)

December 7, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,109,019
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,109,019
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,019
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.10%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,620,871
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,620,871
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,871
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.06%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 366,370
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 366,370
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,370
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.69%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 382,550
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 382,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,550
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,478,810
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,478,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,810
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,478,810
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,478,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,810
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 65105M108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,478,810
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,478,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,810
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. (a)               Name of Issuer

Newcastle Investment Corp.

Item 1. (b)               Address of Issuer’s Principal Executive Offices

1345 Avenue of the Americas – 46th Floor, New York, NY 10105

Item 2. (a)               Name of Person Filing

This statement is being filed by and on behalf of Appaloosa Investment Limited Partnership I (“AILP”), Palomino Fund Ltd. (“Palomino”), Thoroughbred Fund L.P. (“TFLP”), Thoroughbred Master Ltd. (“TML”), Appaloosa Management L.P. (“AMLP”), Appaloosa Partners Inc. (“API”) and David A. Tepper (“Mr. Tepper” and, together with AILP, Palomino, TFLP, TML, AMLP and API, the “Reporting Persons”). Mr. Tepper is the sole stockholder and the President of API.  API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP.  AMLP is the general partner of AILP and TFLP, and acts as investment advisor to Palomino and TML.

Item 2. (b)               Address of Principal Business Office or, if None, Residence

The business address of each of the Reporting Persons is c/o Appaloosa Management L.P., 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

Item 2. (c)               Citizenship

AILP is a Delaware limited partnership. Palomino is a British Virgin Islands corporation. TFLP is a Delaware limited partnership. TML is a British Virgin Islands corporation. AMLP is a Delaware limited partnership. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.

Item 2. (d)               Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2. (e)               CUSIP Number

65105M108

Item 3.                     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                    Ownership

The percentages set forth in this Item 4 are based on there being 52,905,335 shares of Common Stock outstanding as of November 4, 2009, as disclosed in Newcastle Investment Corp.’s Form 10-Q for the period ended September 30, 2009 (filed November 9, 2009).

AILP:

(a)	Amount beneficially owned: 1,109,019
(b)	Percent of class: 2.10%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 1,109,019
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 1,109,019

Palomino:

(a)	Amount beneficially owned: 1,620,871
(b)	Percent of class: 3.06%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 1,620,871
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 1,620,871

TFLP:

(a)	Amount beneficially owned: 366,370
(b)	Percent of class: 0.69%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 366,370
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 366,370

TML:

(a)	Amount beneficially owned: 382,550
(b)	Percent of class: 0.72%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 382,550
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 382,550

AMLP:

(a)	Amount beneficially owned: 3,478,810
(b)	Percent of class: 6.58%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,478,810
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 3,478,810

API:

(a)	Amount beneficially owned: 3,478,810
(b)	Percent of class: 6.58%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,478,810
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 3,478,810

Mr. Tepper:

(a)	Amount beneficially owned: 3,478,810
(b)	Percent of class: 6.58%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,478,810
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 3,478,810

Item 5.                    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                    Identification and Classification of Members of the Group

Not Applicable.

Item 9.                    Notice of Dissolution of Group

Not Applicable.

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2009

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
PALOMINO FUND LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED FUND L.P.
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED MASTER LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA MANAGEMENT L.P.
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA PARTNERS INC.
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
/s/ David A. Tepper
David A. Tepper

EXHIBIT A

---------

JOINT FILING AGREEMENT

----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  December 17, 2009

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
PALOMINO FUND LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED FUND L.P.
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED MASTER LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA MANAGEMENT L.P.
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA PARTNERS INC.
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
/s/ David A. Tepper
David A. Tepper